Exhibit 3

Management’s Discussion and Analysis of Operations and Financial Position

For the year ended December 31, 2005

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of MI Developments Inc. (“MID” or the “Company”) summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2005. Unless otherwise noted, all amounts are in United States (“U.S.”) dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is prepared as at March 15, 2006. Additional information relating to MID, including the Annual Information Form for fiscal 2005, can be obtained on the Company’s website at www.midevelopments.com and from SEDAR at www.sedar.com.

GENERAL

Overview

MID’s principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the “Real Estate Business”). The Company also holds a controlling investment in Magna Entertainment Corp. (“Magna Entertainment” or “MEC”), a publicly-traded company that, based on revenues, is North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

MEC’s racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States. MEC plans to develop certain of these under-utilized lands and re-develop certain of the properties used in its racing operations. MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming, as was done in November 2005 at MEC’s Remington Park facility in Oklahoma. MID’s relationship with MEC provides the Real Estate Business with the opportunity to participate in the development or redevelopment of MEC’s lands and properties, including those used in its core racing and alternative gaming operations.

Segments

The Company’s reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company’s operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company’s management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC’s separate board of directors and executive management.

MID controls 96% of the votes attached to MEC’s outstanding stock (representing a 59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 48% of the Company’s consolidated total assets, excluding MEC’s assets held for sale, as at December 31, 2005 and 82% of the Company’s consolidated revenues from continuing operations for the year ended December 31, 2005. The Company’s consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Foreign Currencies

Fluctuations in the U.S. dollar’s value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The table below reflects the changes in the average exchange rates during the years ended December 31, 2005 and 2004, as well as the exchange rates as at the end of those periods between the most common currencies in which the Company conducts business and MID’s U.S. dollar reporting currency.

	Average exchange rates for the			Exchange rates
	year ended December 31,			as at December 31,
	2005	2004	Change	2005	2004	Change

1 Canadian dollar equals U.S. dollars	0.826	0.770	7%	0.858	0.831	3%
1 euro equals U.S. dollars	1.244	1.245	—	1.184	1.354	(13)%

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the year as shown in the table above. The changes in these foreign exchange rates for the year impacted the reported U.S. dollar amounts of the Company’s revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company’s policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

MEC Recapitalization Plan and Financings

On December 9, 2004, a wholly-owned subsidiary of MID (the “MID Lender”) entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million (plus costs and capitalized interest) for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the “Gulfstream Park project financing”) and $77.0 million (plus costs and capitalized interest) for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania (the “Meadows project financing”).

On July 22, 2005, MEC announced a recapitalization plan (the “MEC Recapitalization Plan”) intended to recapitalize MEC’s balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC’s sales of the Flamboro Downs racetrack and the management contract for the Colonial Downs racetrack are the first of such asset dispositions. The expected sale of under-utilized real estate in Palm Beach County, Florida to Toll Bros, Inc. is another component of the MEC Recapitalization Plan. For further discussion of these transactions, see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, will be applied to reduce debt (including amounts owed under the bridge loan discussed below – see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC Bridge Loan”). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of an MEC equity offering would be used by MEC to further reduce debt and for MEC’s general corporate purposes.

In connection with the MEC Recapitalization Plan, the MID Lender entered into two loan agreements with MEC and certain of its subsidiaries and amended the existing loan agreement (collectively, the “Financing Agreements”). Under the Financing Agreements, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. Furthermore, the Gulfstream Park project financing and the Meadows project financing facilities were amended by, among other things, (i) terminating the Meadows project financing facility (which was undrawn) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the casino facility being built at Remington Park racetrack in Oklahoma (the “Remington Park project financing”), and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

In October 2005, the MID Lender agreed to further amend certain of the Financing Agreements. The Gulfstream Park project financing was amended to recognize that MEC increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145.0 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream construction project, and to establish the Gulfstream Escrow described below. These amendments did not change the amount of the Gulfstream Park project financing.

The October 2005 amendments to the bridge loan required that (i) the MID Lender waive its negative pledge over certain land located in Ocala, Florida (the “Ocala Land”) owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. (“GPRA”), MEC’s subsidiary that owns and operates Gulfstream Park, enter into a definitive agreement with BE&K, Inc. (“BE&K”), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of up to $13.5 million (the “BE&K Loan”), which is collateralized by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the “Gulfstream Escrow”) with the MID Lender $13.0 million of the Flamboro Downs sale proceeds and such additional amounts as are necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount will be applied against future Gulfstream Park construction costs, (iv) MEC use commercially reasonable efforts to sell The Meadows (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”) and use the proceeds of such sale to pay down the bridge loan, and (v) in the event that MEC did not enter into a definitive agreement prior to December 1, 2005 to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission or had not completed such sale and repaid the bridge loan by January 15, 2006, the MID Lender would be granted mortgages on certain additional properties owned by MEC (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC Bridge Loan”). Upon the closing of the sale of The Meadows by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K Loan. On November 17, 2005, GPRA entered into the BE&K Loan, which had not been drawn upon as at December 31, 2005.

Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of MEC’s senior secured revolving bank credit facility in the amount of $50.0 million (the “MEC Credit Facility”), MEC was required to use the net proceeds from the sale of Flamboro Downs (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”) to pay down the principal amount owing under the two facilities in equal portions. However, as part of the October 2005 amendments, both the bank and the MID Lender agreed to waive this repayment requirement. In connection with the bank’s waiver of the repayment requirement, MEC agreed that upon the closing of certain future asset sales, MEC will use approximately $12.0 million from the available proceeds of such sales to repay a portion of the MEC Credit Facility.

MEC Bridge Loan

The bridge loan bears interest, at MEC’s option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate (LIBOR) plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC’s existing lenders. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream Park project financing), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). MEC has also pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provided negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.

In February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania State Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

Under the bridge loan, $50.0 million was made available upon closing of the Financing Agreements for drawdown by MEC and $25.0 million was made available on October 17, 2005. In February 2006, the MID Lender agreed to make the third tranche of the bridge loan in the amount of $25.0 million available to MEC and to waive compliance with the financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC by the bank under the MEC Credit Facility. If the sale of the real estate in Palm Beach County (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”) does not take place on or prior to April 30, 2006, a mortgage in favour of the MID Lender will also be registered against such real estate.

The MID Lender received arrangement fees of $1.0 million at closing and $0.5 million on each of October 17, 2005 and February 10, 2006. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility. During the year ended December 31, 2005, $74.1 million was advanced to MEC under the bridge loan. Subsequent to December 31, 2005, a further $15.0 million was advanced to MEC under the bridge loan.

The bridge loan and the amendments thereto in October 2005 and February 2006 were each approved by the MID board of directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on recommendations from a Special Committee of independent directors of MID. The Special Committee engaged CIBC World Markets Inc. as independent financial advisors and Goodmans LLP as independent legal advisors. TD Securities Inc. acted as financial advisors, and Davies Ward Phillips & Vineberg LLP acted as legal advisors, to MID.

MEC Project Financing

The Gulfstream Park project financing and the Remington Park project financing are made available by the MID Lender to wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. Advances under the facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility and backstretch and related site works at Gulfstream Park, and the capital expenditures relating to the development, design and construction of the casino facility at Remington Park (including the purchase and installation of gaming devices).

The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively. Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. At December 31, 2005, the interest rates applicable to the Gulfstream Park project financing and the Remington Park project financing were 7.9% and 10.5%, respectively. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. Commencing January1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licences and permits (which cannot be subject to security under applicable legislation).

As at December 31, 2005, there was a balance of $97.1 million due under the Gulfstream Park project financing, including $3.7 million of accrued interest. At December 31, 2005, there was a balance of $21.0 million due under the Remington Park project financing, including $0.3 million of accrued interest. Subsequent to December 31, 2005, a further $19.7 million and $8.6 million was advanced to MEC under the Gulfstream Park and Remington Park project financing facilities, respectively.

MEC’s Sales of Non-Strategic Assets

On October 19, 2005, MEC announced the completion of the sale of all of the outstanding shares of Ontario Racing Inc. (“ORI”), a wholly-owned subsidiary of MEC, which owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. The purchaser, Great Canadian Gaming Corporation (“GCGC”), paid aggregate consideration of $23.6 million and Cdn. $50.7 million in cash and also assumed ORI’s existing debt.

MEC’s long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $15.0 million before income taxes, or $12.5 million after income taxes, was required for Flamboro Downs’ racing licence in the year ended December 31, 2005.

On September 30, 2005, MEC announced the completion of the sale to Colonial Downs, L.P. of all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. (“MVRC”), MEC’s indirect subsidiary that managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack located in New Kent, Virginia, pursuant to a management agreement. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest bearing note in the principal amount of $3.0 million.

On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million in cash. The proposed sale is subject to the completion of due diligence by the purchaser by April 3, 2006 (extended from February 28, 2006). The sale agreement contemplates a closing by April 28, 2006.

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC (“Oaktree” and together with PA Meadows, LLC, “Millennium-Oaktree”), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and has vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter.

REAL ESTATE BUSINESS

Overview

The Real Estate Business of MID comprises a global portfolio of 109 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 26.5 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc.’s operating divisions are grouped along product lines into ten broad product areas: metal body and chassis, closures, electronics, exteriors, interiors, mirrors, powertrain, roof systems, seating, and complete vehicle engineering and assembly (collectively, “Magna”). Magna is the tenant for all but four of the Real Estate Business’ income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, South America and Asia.

The terms of the Real Estate Business’ lease arrangements with Magna generally provide for the following:

• leases on a “triple-net” basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

• rent escalations based on either fixed-rate steps or inflation;

• renewal options tied to market rental rates or inflation;

• environmental indemnities from the tenant; and

• tenant’s right of first refusal on sale of property.

The weighted average lease term to expiry of the Real Estate Business’ income-producing portfolio at December 31, 2005, disregarding renewal options, is approximately 10.6 years.

Highlights

(in millions, except number of properties and per share information)	2005	2004	Change

Rental revenue	$144.1	$128.7	12%
Interest and other income from MEC	$7.0	$0.1
Net income(1)	$76.4	$52.2	46%
Funds from operations (“FFO”)(1),(2)	$113.6	$90.6	25%
Diluted FFO per share(1),(2)	$2.35	$1.88	25%
Number of income-producing properties	109	107	2%
Leaseable area (millions sq.ft.)	26.5	25.6	4%
Annualized lease payments (“ALP”)(3)	$145.6	$141.9	3%
Income-producing property, gross (“IPP”)	$1,391.4	$1,385.1	—
ALP as percentage of IPP	10.5%	10.2%

(1)          The Real Estate Business’ results for the year ended December 31, 2005 include (i) the recognition of a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005, and (ii) a $0.6 million future tax recovery resulting from a change in the tax rate in Mexico. Excluding the impact of these items for the year ended December 31, 2005, the Real Estate Business’ net income was $75.8 million, FFO was $110.5 million and diluted FFO per share was $2.29. The Real Estate Business’ results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs related to the Company’s decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the “Proposed MEC Privatization”), and (iii) a $1.4 million net future income tax charge resulting from changes in European tax rates. Excluding the impact of these items for the year ended December 31, 2004, the Real Estate Business’ net income was $61.0 million, FFO was $97.9 million(2) and diluted FFO per share was $2.03.

(2)          The Real Property Association of Canada (“RealPac”) announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the year ended December 31, 2004 were $92.7 million ($98.8 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.92 per share ($2.05 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading “REAL ESTATE BUSINESS – Real Estate Business Results of Operations – Funds From Operations”.

(3)          Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at December 31 as noted previously in the table under the heading “GENERAL – Foreign Currencies”.

Real Estate Business Results of Operations

Rental Revenue

Rental revenue, year ended December 31, 2004	$128.7
Completed projects on-stream	9.6
Effect of changes in foreign currency exchange rates	2.7
Contractual rent increases	2.6
Subsidies and other	0.5

Rental revenue, year ended December 31, 2005	$144.1

Projects representing 1.2 million square feet of leaseable area, brought on-stream part way through 2004, contributed $5.4 million of additional revenue in 2005. Similarly, during 2005, 1.0 million square feet were brought on-stream, contributing $4.2 million of revenue (see “REAL ESTATE BUSINESS – Real Estate Business Results of Operations – Annualized Lease Payments” for further details of projects brought on-stream in 2005).

Contractual rent increases on 35 properties contributed $2.6 million in additional revenue in 2005.

Changes in foreign exchange rates resulted in a $2.7 million increase in the reported U.S. dollar amount of rental revenues, primarily due to the strengthening of the average exchange rate for the Canadian dollar against the U.S. dollar.

Interest and Other Income from MEC

Interest and other income from MEC of $7.0 million for the year ended December 31, 2005 represents the interest and fees charged to MEC and certain of its subsidiaries in relation to the Financing Agreements. For the year ended December 31, 2004, interest income from MEC was only $0.1 million as none of the Financing Agreements were established until December 9, 2004.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2005 were $22.3 million, compared to $25.5 million for the year ended December 31, 2004, a decrease of $3.2 million or 13%. General and administrative expenses for 2005 include $5.4 million of costs incurred in association with the Company’s review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder and defence against the related litigation (see “SIGNIFICANT EVENTS – Litigation”). General and administrative expenses for 2004 included $7.0 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the results of 2004 and 2005, general and administrative expenses were $16.9 million in 2005 and $15.8 million in 2004. This increase of $1.1 million over the prior year is due primarily to $0.6 million of costs associated with the Company’s contribution to a not-for-profit organization established by Magna to assist the victims of Hurricane Katrina (see “REAL ESTATE BUSINESS – Real Estate Business – Real Estate Assets – Properties Held for Development” for further details) and the strengthening of the Canadian dollar against the U.S. dollar.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 8% to $36.9 million for the year ended December 31, 2005 from $34.2 million in the prior year primarily due to $2.7 million of additional depreciation from projects brought on-stream.

Interest Expense (Income), net

Net interest expense was $6.5 million in the year ended December 31, 2005, compared to net interest income of $1.0 million for the year ended December 31, 2004. The increase in net interest expense relates to interest incurred on the Company’s Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the “Debentures”), partially offset by $1.2 million of interest capitalized related to projects under development and $6.4 million of interest income.

Gain on Disposal of Real Estate

For the year ended December 31, 2005, the Real Estate Business recognized a net gain of $10.3 million on the disposal of three properties held for sale and two income-producing properties. The Company’s 2005 income tax expense includes a provision of $3.6 million related to these disposals. The Company recognized a $0.2 million gain on the disposal of vacant land for the year ended December 31, 2004.

Income Taxes

For the year ended December 31, 2005, the Real Estate Business’ income tax expense was $19.3 million, representing an effective income tax rate of 20.2%. Excluding the $0.6 million future tax recovery in the fourth quarter of 2005 related to the decline in the tax rate in Mexico and the income tax expense from the gain on disposal of real estate during the year, the Real Estate Business’ income tax expense for 2005 was $16.3 million, representing an effective tax rate of 19.1%. Excluding the employee settlement and Proposed MEC Privatization expenses in 2004, and a net future income tax charge of $1.4 million resulting from changes in European tax rates, the Real Estate Business’ effective tax rate was 23.7% in 2004. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The decrease in the effective tax rate is due primarily to an increase in the amount of the Real Estate Business’ taxable income earned in countries with lower tax rates and tax rate reductions in Germany and Austria.

Net Income

The Real Estate Business’ net income for the year ended December 31, 2005 was $76.4 million, an increase of $24.2 million or 46% over the prior year amount of $52.2 million. Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $17.6 million due to increased revenues of $22.3 million, a $3.2 million reduction in general and administrative expenses and reduced income tax expense of $2.2 million. These increases to net income were partially offset by an increase in depreciation and amortization of $2.7 million and increased net interest expense of $7.4 million.

Funds From Operations

(in thousands, except per share information)	2005	2004 Restated(2)	Change

Net Income(1)	$76,435	$52,263	46%
Add back (deduct) non-cash items:
Depreciation and amortization	36,896	34,211	8%
Future income taxes(3)	6,930	4,350	59%
Gain on disposal of real estate(4)	(6,687)	(216)

FFO	$113,574	$90,608	25%
Diluted FFO per share	$2.35	$1.88	25%
Diluted shares outstanding	48,319	48,195

(1)      Refer to footnote 1 under “REAL ESTATE BUSINESS – Highlights”.

(2)          Refer to footnote 2 under “REAL ESTATE BUSINESS – Highlights”.

(3)          In the U.S. the definition of FFO prescribed by the National Association of Real Estate Investment Trusts (“NAREIT”) does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the U.S. definition prescribed by NAREIT.

(4)          The gain on disposal of real estate for the year ended December 31, 2005 is deducted in the computation of FFO net of related current income tax expense of $3.6 million.

Excluding a $3.1 million current tax recovery related to accelerated depreciation recognized in 2005 (which was offset by an equal future tax expense), the $7.0 million ($4.9 million net of income taxes) of employee settlement expenses and $2.7 million ($2.4 million net of income taxes) of costs related to the Proposed MEC Privatization incurred in 2004, FFO for the year ended December 31, 2005 was $110.5 million, an increase of $12.6 million or 13% over FFO of $97.9 million for the year ended December 31, 2004. The improvement in FFO is due to a revenue increase of $22.3 million and a $4.2 million decrease in current income tax expense, partially offset by a $6.5 million increase in general and administrative expenses and an increase in net interest expense of $7.4 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2004	$141.9
Completed projects on-stream	7.5
Contractual rent increases	2.4
Effect of changes in foreign currency exchange rates	(5.5)
Subsidies and other	(0.7)
Annualized lease payments, as at December 31, 2005	$145.6

Annualized lease payments at December 31, 2005 were $145.6 million, an increase of $3.7 million or 3% compared to annualized lease payments of $141.9 million at December 31, 2004. Annualized lease payments increased by $7.5 million from completed projects, all leased to Magna, which were brought on-stream, including (i) a 253 thousand square foot facility acquired from a third party and then significantly expanded in Mississauga, Ontario, which increased annualized lease payments by $1.8 million, (ii) the completion of the remaining 221 thousand square feet of the 938 thousand square foot Bowling Green, Kentucky facility, which increased annualized lease payments by $2.2 million, (iii) the completion of a 150 thousand square foot greenfield facility in Muncie, Indiana, which increased annualized lease payments by $0.8 million, (iv) the completion of ten expansion projects with 259 thousand square feet of leaseable area, which contributed $1.9 million, (v) the acquisition from a third party of a 131 thousand square foot building in Brampton, Ontario, which contributed $0.6million, and (vi) refurbishments to existing facilities, which contributed $0.2 million. Contractual rent increases during the year resulted in a $2.4 million increase in annualized lease payments. These increases were partially offset by a net reduction in annualized lease payments of $5.5 million due to the foreign exchange impact arising primarily from the strengthening in value of the U.S. dollar against the euro at December 31, 2005, compared to December 31, 2004, and $0.7 million due to subsidies received from governments and other adjustments.

The annualized lease payments by currency at December 31, 2005 and December 31, 2004 were as follows:

	December 31, 2005		December 31, 2004
euro	$57.0	39%	$62.8	44%
Canadian dollar	46.8	32	40.9	29
U.S. dollar	39.7	27	35.9	25
Other	2.1	2	2.3	2
	$145.6	100%	$141.9	100%

Real Estate Business Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $107.7 million in the year ended December 31, 2005, compared to $92.8 million in the year ended December 31, 2004. The increase of $14.9 million is due primarily to an increase in net income of $24.2 million, partially offset by a $9.2 million decrease in non-cash items due primarily to $10.1 million of higher gains on disposal of real estate in 2005 compared to 2004.

For the year ended December 31, 2005, the Real Estate Business generated cash of $2.4 million from changes in non-cash balances, compared to $13.8 million of cash generated from changes in non-cash balances in 2004. This decrease of $11.4 million over the prior year is due primarily to $2.3 million of increased accounts receivable collected in the prior year and $18.1 million of increased payments of accounts payable and accrued liabilities in the current year, partially offset by increases in deferred revenue of $9.8 million. The increased payments of accounts payable and accrued liabilities resulted from an increased level of real estate development costs and corporate costs payable at the end of December 31, 2004 compared to December 31, 2003 and December 31, 2005. The increase in deferred revenue results from $1.3 million of deferred fees charged in 2005 to MEC in relation to the Financing Agreements and amendments thereto, as well as the timing of rent collections.

Cash Used In Investing Activities

For the year ended December 31, 2005, the Real Estate Business, through the MID Lender, advanced $161.9 million to MEC and its subsidiaries under the Financing Agreements and spent $67.6 million on real estate property expenditures. These cash outflows were partially offset by $26.6 million of proceeds from (i) the sale of five properties and (ii) the return to the Company of a deposit held in trust of $7.4 million in connection with a property owned by a third party landlord and occupied by a division of Magna pursuant to a lease which contained an option to purchase in favour of Magna. The lease and option to acquire this property existed prior to the time of the Company’s spin-off from Magna. Magna attempted to exercise the option in the lease prior to the option exercise period with the expectation that the Company would acquire this property and lease it back to Magna. In August 2005, Magna purchased the property to resolve certain option and lease related issues with the third party landlord. As a result, the amount held in trust was returned to the Company.

Cash Used in Financing Activities

In the year ended December 31, 2005, the Real Estate Business generated $2.6 million of cash from the issuance of 100 thousand Class A Subordinate Voting Shares upon the exercise of stock options. The Company also paid out dividends of $26.1 million in 2005. For further details regarding dividends, refer to the section entitled “DIVIDENDS”.

Real Estate Business – Real Estate Assets

Overview

The Real Estate Business’ real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business’ real estate assets are as follows:

	December 31, 2005	December 31, 2004
Income-producing properties	$1,170.5	$1,189.4
Properties held for development	100.4	105.4
Properties under development	13.9	31.5
Properties held for sale	23.9	31.4
Real estate properties, net	$1,308.7	$1,357.7

Income-Producing Properties

At December 31, 2005, the Real Estate Business had 109 income-producing properties under operating leases, representing 26.5 million square feet of leaseable area. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico and five other European countries.

The book value of the income-producing portfolio by country as at December 31, 2005 was as follows:

	Book Value	Percent of Total
Canada	$379.7	32%
Austria	324.7	28
U.S.	251.8	22
Germany	106.9	9
Mexico	70.1	6
Other European countries	37.3	3
	$1,170.5	100%

Properties Under Development

At December 31, 2005, there were eight properties under development, including five in Canada, two in Austria and one in the Czech Republic. These developments are expansions to existing facilities and will add 0.3 million square feet to the Real Estate Business’ income-producing portfolio when completed. The total anticipated costs related to these projects are approximately $25.4 million, of which $13.9 million had been incurred as of December 31, 2005.

Properties Held for Development

At December 31, 2005, the Real Estate Business had 1,473.9 acres of land with a net book value of $100.4 million held for future development. Included in this amount is 790.7 acres of land in Simmesport, Louisiana that the Company purchased for $2.4 million. The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding coming from Magna and other Canadian sponsors. The remaining parcel of land will be leased to the not-for-profit organization for a period of five years at a nominal cost. Excluding the Louisiana lands, the company holds 683.2 acres of land with a net book value of $98.0 million, compared to 719.5 acres of land with a net book value of $105.4 million at December 31, 2004. This $7.4 million difference in the net book value of properties held for development is due primarily to the following:

• as described previously, the return to the Company of a deposit held in trust of $7.4 million; and

• the transfer of land with net book value of $2.2 million into income-producing property;
partially offset by additional development costs incurred on existing properties of $2.0 million.

Properties Held for Sale

At December 31, 2005, properties held for sale had a net book value of $23.9 million, compared to a net book value of $31.4 million at December 31, 2004. The decrease in book value was caused primarily by the disposal of vacant land during the year. Properties held for sale include four parcels of vacant land in North America totalling 305.1 acres with a net book value of $20.4 million.

Real Estate Business Supplementary Quarterly Financial Data (Unaudited)

(in thousands, except per share information)

Year Ended December 31, 2005	March 31	June 30	September 30	December 31	Total
Rental revenue	$35,974	$35,511	$36,159	$36,473	$144,117
Interest and other income from MEC	510	706	1,992	3,809	7,017
Net income(1)	16,414	22,296	18,722	19,003	76,435
FFO(1)	26,493	26,377	31,961	28,743	113,574
Basic and diluted FFO per share(1)	$0.55	$0.55	$0.66	$0.60	$2.35

Year Ended December 31, 2004	March 31	June 30	September 30	December 31	Total
Rental revenue	$32,257	$31,121	$31,398	$33,911	$128,687
Interest income from MEC	—	—	—	85	85
Net income(1)	11,269	11,905	11,513	17,576	52,263
FFO(1),(2)	20,935	23,254	19,844	26,575	90,608
Basic and diluted FFO per share(1),(2)	$0.43	$0.48	$0.41	$0.55	$1.88

(1) Refer to footnote 1 under “REAL ESTATE BUSINESS — Highlights”.

(2) Amounts have been restated to reflect RealPac’s revised definition of FFO - refer to footnote 2 under “REAL ESTATE BUSINESS - Highlights” for further details.

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria. Based on revenues, MEC is North America’s number one owner and operator of horse racetracks, and is one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred (harness racing) racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. As mentioned previously, in October 2005, MEC completed the sale of Flamboro Downs, a standardbred racetrack, and in September 2005, MEC completed the sale of its interest in MVRC, which managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack. On December 31, 2004, MEC ceased operations at Bay Meadows and Multnomah Greyhound Park as these were operations in leased facilities and the leases were not renewed for 2005. In addition, MEC operates off-track betting (“OTB”) facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™ (“HRTV™”), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network (“RTN”). MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. HRTV™ is currently distributed to more than 12 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC’s racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC’s racetracks and other U.S. racetracks that have agreed to participate in MEC’s international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc. (“AmTote”), a provider of totalisator services to the parimutuel industry. To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to its racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. As mentioned previously, in November 2005, MEC announced that it had entered into an agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida. The proposed sale is subject to the completion of due diligence by the purchaser by April 3, 2006 and the sale agreement contemplates a closing by April 28, 2006. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the under-utilized land surrounding, or adjacent to, certain of MEC’s premier racetracks. MEC has entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. (“Forest City”) with respect to the planned development of “The Village at Gulfstream Park™”, a mixed-use retail, entertainment and residential project on a portion of the Gulfstream Park property (see further discussion below). While MEC is exploring the development of some of its real estate, MEC intends to continue to sell its remaining property held for sale (which had a book value of $2.5 million as at December 31, 2005) and may also sell its residential developments and certain other real estate in order to generate additional capital for its racing and gaming business.

Recent Developments and Initiatives

On February 27, 2006, MEC announced the formation of PariMax Inc., a new company to oversee the development of MEC’s various electronic distribution platforms including XpressBet®, HRTV™, MagnaBet™, RaceONTV™ and MEC’s 30% stake in AmTote. PariMax Inc. will focus on the development of complete wagering solutions and will concentrate on serving the global wagering market by developing product lines which meet the needs of both distribution partners and end consumers worldwide.

On January 9, 2006, MEC announced that it had entered into a memorandum of understanding with Churchill Downs Incorporated (“CDI”) and Racing UK, a media rights company and subscription television channel owned by 31 British racecourses, for media rights and to develop a subscription television channel to broadcast races from MEC and CDI racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. The new international television channel would be branded “Racing World”. MEC has announced that the subscription channel could launch as early as the summer of 2006.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors that will determine the viability and profitability of such an operation at MEC’s racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms, and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation passed in each of Pennsylvania and Oklahoma in 2004 and in Florida in early 2006.

(a) Florida

On December 8, 2005, MEC announced that the Florida Legislature had passed legislation authorizing the operation of slot machines within existing, licensed Broward County pari-mutuel facilities that have conducted live racing or games during each of 2002 and 2003. MEC’s Gulfstream Park racetrack, located in Broward County, is a licensed pari-mutuel facility that has conducted live racing during each of 2002 and 2003. Under the legislation, each qualifying facility will be entitled to offer up to 1,500 Class III slot machines, subject to a state tax rate of 50% on gross gaming revenues (“GGR”). Each facility will also be subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility’s GGR not exceeding $250.0 million and 4.5% of that facility’s GGR in excess of $250.0 million. On January 4, 2006, the Governor of Florida signed the legislation into law. The Division of Parimutuel Wagering will oversee the conduct of slot machine operations and will be required to develop the governing rules and regulations within 180 days of the legislation’s effective date, failing which the facilities will be entitled to operate pursuant to temporary licences. MEC is currently considering redevelopment opportunities with respect to a slot facility at Gulfstream Park.

(b) Oklahoma

On November 21, 2005, MEC opened a gaming facility with 650 electronic gaming machines at Remington Park, MEC’s Oklahoma City racetrack. Under the terms of the applicable legislation, gaming operations at the racetrack are permitted for up to 18 hours per day, not to exceed 106 hours per week. The distribution of revenues from the racetrack’s electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts (“Adjusted Gross Revenues”). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues to the State, between 20% and 30% for the benefit of the horsemen and the remaining 50% to 60% to the racetrack, out of which the racetrack operator will pay its capital and operating costs. Remington Park may be eligible for an additional 50 machines in each of 2008 and 2010. It is anticipated that the gaming facility will improve Remington Park’s operating results.

(c) Pennsylvania

The Pennsylvania Race Horse Development and Gaming Act was passed and signed into legislation in July 2004. This legislation authorizes the granting of slot machine licences to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licences to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities which successfully apply for slot machine licences will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility upon the approval of the Pennsylvania Gaming Control Board. The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts (“Gross Terminal Revenues”) to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the “Horsemen Pool”) for distribution to each racetrack’s horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horse racing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack which are equivalent to 18% of that track’s Gross Terminal Revenues.

All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five-year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses. MEC has submitted an application for a Conditional Category 1 slot licence in connection with, and reflecting, the transaction announced on November 9, 2005 with Millennium-Oaktree (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”).

The redevelopment of Gulfstream Park, which commenced in 2004, continued through 2005. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also includes the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. As mentioned previously, the capital budget for the redevelopment of Gulfstream Park has been increased from $145.0 million to $171.5 million, which MEC is partially financing through the $115.0 million Gulfstream Park project financing facility (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings”). The most significant portion of the budget increase relates to the construction of the clubhouse as a result of additional material and labour costs, changes to scope and damage and delays resulting from recent hurricanes. As discussed previously, funding for the additional costs at Gulfstream Park will be provided pursuant to the BE&K Loan of up to $13.5 million. Since the project included the demolition of a substantial portion of the existing buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made to minimize the disruption to the live racing operations. However, as with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted compared to prior year results. On October 24, 2005, South Florida was struck by Hurricane Wilma and Gulfstream Park sustained damage. Despite the hurricane damage, Gulfstream Park opened in a limited capacity for its 2006 live race meet on January 4, 2006. Construction is on-going and MEC is attempting to complete the facility promptly while minimizing interference with the 2006 live race meet. The interference with the racing operations is expected to result in a reduction in revenues and earnings generated at Gulfstream Park during the meet.

On May 17, 2005, one of MEC’s wholly-owned subsidiaries was awarded a licence to construct and operate a horse racetrack in the Greater Detroit area. The licence is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property which is situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the center of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC’s subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option was set to expire on June 30, 2005. However, during the year ended December 31, 2005, the option agreement was extended to February 28, 2006. The option has subsequently been further extended to April 3, 2006. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of certain costs that have been incurred with respect to this specific property. At December 31, 2005, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site.

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC’s accounts payable and accrued liabilities on the Company’s consolidated balance sheets. In 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of “The Village at Gulfstream Park™”. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To December 31, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to March 29, 2006. MEC has expended $1.8 million on this initiative, of which $1.4 million was paid in the year ended December 31, 2005. These amounts have been included in MEC’s fixed assets on the Company’s consolidated balance sheets. MEC is continuing to explore these development opportunities, but to December 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To December 31, 2005, it has not made any such payments.

The lease on MEC’s Bay Meadows site expired December 31, 2004, and as a result, MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California, for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals.

Seasonality

Most of MEC’s racetracks operate for prescribed periods each year. As a result, MEC’s racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC’s largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC’s racing operations have historically operated at a loss in the second half of the year, with MEC’s third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC’s actual results of operations included in MID’s consolidated statements of income (loss) for the years ending December 31, 2005 and 2004.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC’s racing business. In 2005, MEC operated its largest racetracks for 99 fewer live race days than in the prior year, primarily due to the expiration of MEC’s lease of Bay Meadows and fewer live race days at Golden Gate Fields and Gulfstream Park due to reductions in awarded live race days, partially offset by the resumption of the quarter horse meet at Lone Star Park in 2005, which was cancelled in the prior year as the track hosted the 2004 Breeder’s Cup™. MEC’s other racetracks operated 24 fewer live race days in 2005 compared to the prior year, primarily due to a desired reduction in live race days at Great Lake Downs.

Set forth below is a list of MEC’s total live race days by racetrack for the years ended December 31, 2005 and 2004.

	2005	2004
Largest Racetracks:
Santa Anita Park(1)	85	84
Gulfstream Park	86	91
Golden Gate Fields	96	105
Bay Meadows(2)	—	104
Laurel Park	135	58
Lone Star Park	100	81
Pimlico Race Course	59	137
	561	660

Other Racetracks(3):
The Meadows	206	206
Thistledown	185	183
Remington Park	98	93
Portland Meadows	70	78
Great Lakes Downs	100	118
Magna Racino™	45	50
	704	728

Total	1,265	1,388

(1)      Excludes The Oak Tree Meet, which consisted of 31 days in 2005 and 26 days in 2004.

(2)      The lease on the Bay Meadows site expired December 31, 2004.

(3)          Flamboro Downs had 203 live race days to the date of its sale on October 19, 2005, compared to 258 live race days in the full year ended December 31, 2004. The results of Flamboro Downs have been reported as discontinued operations in the consolidated financial statements.

There are also many other factors that have a significant impact on MEC’s racetrack revenues. Such factors include, but are not limited to: the level of wagering per customer on MEC’s racing content on-track, at inter-track simulcast locations and at OTB facilities; attendance at MEC’s racetracks, inter-track simulcast locations and OTB facilities; activity through MEC’s XpressBet® and MagnaBet™ systems; the number of races conducted at MEC’s racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC’s ability to attract the industry’s top horses and trainers; inclement weather; and changes in the economy.

MEC’s total revenues in 2005 were $639.3 million, including $613.0 million from racing and gaming operations and $26.3 million from other operations. This compares to revenues of $696.1 million in 2004, which included $672.5 million from racing operations and $23.6 million from other operations.

The revenue decrease of $59.5 million, or 9%, in MEC’s racing and gaming operations is primarily attributable to:

• revenues in MEC’s California operations being below the prior year period by $69.3 million due primarily to:

•                  the expiry of the Bay Meadows lease on December 31, 2004;

•                  nine fewer live race days at Golden Gate Fields due to a change in the racing calendar; and

•                  lower levels of handle and gross wagering at Santa Anita Park as a result of significant rainfall in Southern California in the first quarter of 2005, which resulted in the cancellation of a live race day and significantly reduced the number of races on the turf course (turf course races typically generate higher levels of wagering);

• revenues in MEC’s Florida operations being lower than in the prior year by $5.5 million due primarily to the interruption of the racing operations as a result of the redevelopment project at Gulfstream Park, which required the live race meet conducted in the first half of 2005 to be operated out of temporary facilities;

•                  revenues in MEC’s Northern U.S. operations being lower than in the prior year by $1.5 million due primarily to the expiry of the Multnomah Greyhound Park lease on December 31, 2004; and

•                  revenues in MEC’s Southern U.S. operations being lower than in the prior year by $1.2 million due primarily to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos, decreased horse population as a result of intense competition for horses and higher purse offerings at neighbouring tracks, partially offset by increases in gaming revenues at Remington Park with the opening of its casino facility in late November 2005;

partially offset by:

•                  revenues at Maryland being $8.7 million higher than in the prior year due to a record-setting Preakness® in terms of admissions, handle and wagering, and as a result of the new turf course at Laurel Park which, since being available for racing, has resulted in increased field sizes and increased handle;

•                  $5.4 million of increased revenues in 2005 over the prior year in MEC’s European operations due to the opening of the Magna Racino™ in the second quarter of 2004 and increased wagering activity through MagnaBet™; and

•                  $1.4 million of increased revenues over the prior year in MEC’s Technology operations due to increased wagering activity through XpressBet® and additional advertising revenues generated by HRTV™.

The $2.7 million increase in revenue from other operations is primarily due to an additional $1.4 million of revenues on sales of housing units and lots in MEC’s European residential real estate development and increased revenues at MEC’s Magna Golf Club as a result of increased membership activity.

Purses,Awards and Other

Purses, awards and other expenses decreased 8% to $306.3 million in 2005 from $331.8 million in 2004, primarily due to the expiry of the Bay Meadows and Multnomah Greyhound Park leases, fewer live race days at Golden Gate Fields and decreased wagering at Santa Anita Park, Gulfstream Park and Lone Star Park for reasons noted previously, partially offset by an increase in pari-mutuel taxes at XpressBet® as a result of a $1.6 million provision for state pari-mutuel taxes for 2003, 2004 and 2005, which was recorded in 2005.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses increased from 61% in 2004 to 62% in 2005, primarily due to lower gross wagering revenues and the increase in pari-mutuel taxes at XpressBet® as noted above.

Operating Costs

Operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs decreased by $27.0 million, or 8.4%, to $295.9 million in 2005, primarily due to:

•                  a decrease of $23.3 million in MEC’s California operations primarily as a result of the expiry of the Bay Meadows lease;

•                  a decrease of $2.9 million in MEC’s Northern U.S. operations primarily due to the expiry of the Multnomah Greyhound Park lease on December 31, 2004;

•                  a decrease of $1.7 million in MEC’s Southern U.S. operations primarily due to reduced marketing costs and other expense reductions at Lone Star Park, partially offset by increases in operating costs related to the casino facility at Remington Park which opened in late November 2005; and

•                  an $8.6 million decrease in predevelopment and pre-opening costs due primarily to $7.2 million less being spent in 2005 than in 2004 in the pursuit of alternative gaming opportunities and $2.7 million spent in 2004 on the development of a simplified wagering machine, partially offset by $2.2 million of pre-opening costs incurred in 2005 in relation to the opening of the Remington Park casino facility;

partially offset by:

•                  an increase of $3.2 million in MEC’s Florida operations as cost savings and expense reductions were offset by $5.7 million of costs related to the temporary facility at Gulfstream Park; and

•                  an increase of $3.1 million in MEC’s Maryland operations primarily due to a $1.9 million provision for an amount due from the horsemen with respect to their contribution to the costs of simulcasting in 2004 and 2005, as well as increased costs incurred to generate additional revenues at the Preakness®.

Operating costs amounted to 46% of MEC’s total revenues in each of 2004 and 2005.

General and Administrative Expenses

MEC’s general and administrative expenses were $65.3 million in 2005, compared to $68.8 million in 2004. The decrease of $3.5 million is primarily due to a decrease of $5.4 million as a result of the expiry of the Bay Meadows lease, partially offset by an increase of $2.3 million in MEC’s European operations due to the start-up during 2004 of certain of MEC’s European operations compared to a full period of operations in 2005. General and administrative expenses amounted to 10% of MEC’s total revenues in each of 2004 and 2005.

Depreciation and Amortization Expense

Depreciation and amortization increased $2.6 million from $37.4 million in 2004 to $40.0 million in 2005, primarily due to increased depreciation in MEC’s European operations primarily at the Magna Racino™, which commenced operations and depreciation of fixed assets on April 4, 2004, and additional depreciation from recent fixed asset additions.

Interest Expense, net

MEC’s net interest expense for 2005 increased by $13.6 million over the prior year to $37.4 million. The higher net interest expense is primarily attributable to increased borrowings on the MEC Credit Facility and on MEC’s bridge loan with the MID Lender and in MEC’s European and golf operations. In 2005, $5.9 million of interest was capitalized with respect to projects under development, compared to $4.0 million in 2004.

Write-down of Long-lived and Intangible Assets

During 2004, MEC commenced a major redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. As a result, MEC recognized a non-cash write-down of $26.3 million related to Gulfstream Park’s long-lived assets and $0.4 million related to Laurel Park’s long-lived assets.

Gains on Disposal of Real Estate

In 2004, MEC sold four non-core real estate properties for proceeds of $16.6 million and realized a gain on disposal of $9.6 million.

Income Tax

MEC recorded an income tax recovery of $0.4 million on a loss before dilution and other gains, income taxes and minority interest of $105.6 million for 2005, compared to an income tax recovery of $4.1 million on MEC’s loss before dilution and other gains, income taxes and minority interest of $105.6 million in 2004. The income tax recovery for 2005 primarily relates to certain Austrian income tax losses benefited, partially offset by income tax expense recognized by certain U.S. operations. The tax recovery in 2004 included a future tax recovery of $5.1 million due to a reduction in enacted income tax rates in Austria, which resulted in a revaluation of MEC’s European net future tax liabilities, partially offset by income tax expense recognized by certain U.S. operations. MEC did not recognized the benefit of tax losses in 2005 or 2004 for the majority of its operations.

Discontinued Operations

Discontinued operations in 2005 and 2004 include the operations of Flamboro Downs and MVRC. As disclosed in note 3 to the consolidated financial statements, MEC had a net loss before minority interest from discontinued operations of $2.2 million in 2005 compared to net income before minority interest from discontinued operations of $3.2 million in 2004. The decrease in results from discontinued operations over the prior year is primarily from a non-cash impairment charge of $15.0 million that was required for Flamboro Downs’ racing licence, partially offset by a $9.8 million gain recognized on the disposition of the investment in MVRC on September 30, 2005 (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets” ). The Company recognized a minority interest recovery of $0.9 million relating to discontinued operations in 2005, compared to a $1.3 million minority interest expense in 2004, resulting in a net loss from discontinued operations of $1.3 million in 2005 compared to net income of $1.9 million in 2004.

Net Loss

For the year ended December 31, 2005, MEC’s net loss was $62.8 million, compared to $57.7 million in 2004. The net loss includes the impact of dilution and other gains and minority interest as detailed later in the MD&A under the heading “MID CONSOLIDATED – MID Consolidated Results of Operations”. Excluding the write-down of long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) recorded in 2004, the $20.7 million increase in net loss is the result of a $17.0 million increase in operating losses, lower gains from disposal of real estate of $9.6 million, lower dilution and other gains of $0.9 million, a lower income tax recovery of $3.7 million and a $3.1 million increase in net loss from discontinued operations, partially offset by an increase in the minority interest recovery of $13.6 million.

MEC Statements of Cash Flows

Cash Used by Operating Activities

MEC used cash flow in operations before changes in non-cash balances of $69.0 million in 2005, compared to $50.0 million of cash used in 2004. The increase of $19.0 million is due primarily to an $18.5 million decrease in earnings excluding depreciation and amortization, write-downs of long-lived assets, gains on disposal of real estate, future income tax expense, dilution and other gains and minority interest. In 2005, cash provided by changes in non-cash balances was $7.1 million, compared to $10.4 million of cash generated in 2004. Cash provided by non-cash working capital balances in 2005 was primarily due to increases in accounts payable and accrued liabilities and income taxes payable, partially offset by increases in accounts receivable and a decrease in deferred revenue at December 31, 2005, compared to the respective balances at December 31, 2004.

Cash Used in Investing Activities

For the year ended December 31, 2005, MEC spent $151.0 million on real estate property and fixed asset additions, including $91.0 million on the Gulfstream Park redevelopment, $25.6 million on the Remington Park gaming facility, $11.0 million at The Maryland Jockey Club (“MJC”), $8.7 million on maintenance capital improvements and $13.2 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations. MEC also spent $1.9 million on other asset additions. These uses of cash were partially offset by $5.8 million of net proceeds received on the disposal of real estate properties.

Cash Provided by Financing Activities

For the year ended December 31, 2005, MEC generated $171.0 million of cash from the issuance of debt of $183.8 million and a net increase in bank indebtedness of $2.8 million, partially offset by repayments of long-term debt of $15.6 million. The issuance of debt of $183.8 million is comprised of $156.1 million of advances (net of related costs) from the MID Lender under the Financing Agreements ($66.2 million under the Gulfstream Park project financing, $19.7 million under the Remington Park project financing and $70.2 million under the bridge loan), $27.5 million of debt incurred by the Magna Golf Club through a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement and $0.2 million on an equipment loan at MJC. The net increase in bank indebtedness of $2.8 million related primarily to a $3.0 million bank term line of credit at one of MEC’s European subsidiaries.

MEC Real Estate Properties

MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

	December 31, 2005	December 31, 2004

Revenue-producing racing properties	$730.1	$640.5
Under-utilized racing properties	96.3	98.3
Development properties	43.8	40.7
Revenue-producing non-racing properties	77.3	83.5
Properties held for sale	2.5	2.5
	$950.0	$865.5

Included in MEC’s under-utilized racing properties is land adjacent to several of MEC’s racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™, totalling approximately 786 acres. MEC is considering a variety of options with respect to this under-utilized land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary financing.

MEC’s development properties, which are largely undeveloped, include approximately 27 acres of land in Oberwaltersdorf, Austria, located approximately 20 miles south of Vienna, Austria, approximately 800 acres of land in upstate New York, approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento, approximately 491 acres of land in Ocala, Florida and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC’s golf courses, which is currently under development for a residential community.

MEC’s revenue-producing non-racing real estate consists of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club, and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to the Company’s and Magna’s headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members’ lounge, a pro shop and a fitness facility.

MID CONSOLIDATED

MID Consolidated Results of Operations

Overview

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the 2005 fiscal year. For a more detailed discussion of the fiscal 2005 operating results of the Real Estate Business and MEC, please refer to the discussion under the headings “REAL ESTATE BUSINESS – Real Estate Business Results of Operations” and “MAGNA ENTERTAINMENT CORP. – MEC Results of Operations”, respectively.

Revenues

Consolidated revenues in 2005 decreased by $41.3 million or 5% to $783.5 million, compared to $824.8 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $15.4 million or 12% in 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the Canadian dollar and contractual rent increases. MEC’s revenues decreased by $56.7 million or 8% in 2005, primarily due to the expiry of the Bay Meadows lease on December 31, 2004, nine fewer live race days at Golden Gate Fields, interruptions of racing operations at Gulfstream Park due to its redevelopment project, and lower wagering at Santa Anita Park due to excessive rainfall, partially offset by increased revenues at MEC’s Maryland operations and increased revenues from golf course membership activity and sales of housing units and lots in Europe.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $62.5 million or 7% to $810.6 million in 2005. Operating costs and expenses in the Real Estate Business increased to $65.7 million in 2005 compared to $58.7 million in 2004. As discussed previously, general and administrative costs decreased by $3.2 million while interest costs increased by $7.5 million and depreciation and amortization increased by $2.7 million.

MEC’s operating costs and expenses (excluding operating costs and expenses recognized in relation to the Financing Agreements and amendments thereto) decreased to $740.7 million in 2005 compared to $811.4 million in the prior year. Excluding write-downs, operating costs and expenses decreased primarily due to the $25.5 million decrease in purses, awards and other expenses and the $27.0 million decrease in operating costs, partially offset by a $9.6 million increase in interest expense.

The consolidated operating costs and expenses also include approximately $4.2 million of costs incurred in 2005 in association with the Financing Agreements and amendments thereto, compared to $3.0 million of costs incurred in 2004.

Gain (Loss) on Disposal of Real Estate

In 2005, the Company recognized a gain of $10.3 million on the disposal of real estate, compared to a gain of $9.8 million in 2004. During 2005, the Real Estate Business had a gain of $10.3 million on the sale of five properties. In 2004, MEC realized gains of $9.6 million on the sale of three non-core real estate properties, while the Real Estate Business had a gain on disposal of real estate of $0.2 million.

Dilution and Other Gains

During 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC’s issuance of 16,567 shares pursuant to stock-based compensation arrangements. During 2004, the Company recorded a non-cash gain of $1.0 million related to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. This gain was partially offset by dilution losses of $0.1 million related to MID’s investment in MEC as a result of MEC issuing 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock-based compensation arrangements.

Income Taxes

For the year ended December 31, 2005, the Company recorded an income tax expense of $19.0 million against a loss before dilution and other gains, income taxes and minority interest of $16.8 million. By comparison, in 2004, an income tax expense of $13.9 million resulted from a loss before income tax expense, minority interest and dilution and other gains of $38.5 million. The expense in 2005 is net of a $0.6 million future tax recovery from a reduction in the future tax rate in Mexico. The expense in 2004 includes a net future tax recovery of $3.7 million resulting from a reduction in tax rates in Europe. MEC did not recognize the benefit of tax losses in 2005 or 2004 for the majority of its operations.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC’s continuing operations resulted in a recovery of $43.6 million in 2005, compared to $41.1 million in 2004. The recovery of minority interest in 2004 was reduced by approximately $1.0 million to reflect the increased amount of MEC losses in 2004 attributable to the Company in relation to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. Excluding this adjustment, the minority interest recovery increased by $1.5 million because MEC’s loss excluding the effect of minority interest and dilution and other gains increased by $3.6 million, from $101.6 million in 2004 to $105.2 million in 2005.

Net Income (Loss)

The Company had net income of $6.6 million in 2005, compared to a net loss of $8.5 million in 2004. The $15.1 million improvement in net income was caused by a $24.2 million increase in the Real Estate Business’ net income, partially offset by a $5.1 million increase in MEC’s net loss and the reduction of net income by $7.0 million ($3.0 million in 2004) relating to the elimination of intercompany transactions from the Financing Agreements and amendments thereto.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $113.6 million during the year ended December 31, 2005, and at December 31, 2005, had cash and cash equivalents of $105.5 million and shareholders’ equity of $1.3 billion.

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million (the “MID Credit Facility”). The MID Credit Facility is available by way of U.S. or Canadian dollar loans or letters of credit. The MID Credit Facility expires on December 22, 2006, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates plus 1%, or the U.S. base or Canadian prime rate. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2005, the Company was in compliance with all of these covenants. At December 31, 2005, the Company had no borrowings under the MID Credit Facility, but the Company had issued letters of credit totalling $0.3 million.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID’s existing and future senior unsecured indebtedness. At December 31, 2005, all of the Debentures remained outstanding.

The outstanding long-term debt in the Real Estate Business at December 31, 2005 was $233.1 million, which is comprised of $226.4 million of the Debentures and $6.7 million of mortgages payable on two properties.

Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities. With shareholders’ equity of $1.3 billion at December 31, 2005, the Real Estate Business’ debt to total capitalization ratio is 15%. Management believes that the Real Estate Business’ cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

MEC’s net working capital, excluding assets held for sale and related liabilities and discontinued operations, was ($161.8) million at December 31, 2005, compared to ($40.3) million at December 31, 2004.

Effective July 27, 2005, the MEC Credit Facility was amended in order to extend the term to July 31, 2006, replace the existing financial covenants with an earnings before interest, taxes, deprecation and amortization (“EBITDA’’) maintenance test relating to Santa Anita Park and Golden Gate Fields, add mandatory repayment provisions and modify the interest rate provisions such that borrowings are now available by way of U.S. base rate loans plus 3% or LIBOR plus 4%. Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries. At December 31, 2005, MEC had borrowed $27.3 million and issued letters of credit totalling $21.7 million under this facility, leaving $1.0 million unused and available. As noted previously, the MEC Credit Facility was further amended in October 2005 (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings”). In February 2006, the bank agreed to waive compliance with the EBITDA financial covenant contained in the MEC Credit Facility in relation to Golden Gate Fields for the period ended December 31, 2005.

On February 18, 2005, one of MEC’s Canadian subsidiaries entered into an arrangement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2006 through 2008. MEC received proceeds of Cdn. $13.7 million that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the last instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%. At December 31, 2005, $11.7 million was outstanding under this arrangement. On April 5, 2005, the same Canadian subsidiary entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of Cdn. $20.5 million which is repayable in six annual instalments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum. At December 31, 2005, $17.6 million was outstanding under this arrangement.

In December 2004, one of MEC’s European subsidiaries entered into a loan arrangement which is secured by an assignment of the future amounts receivable under the Fontana Sports access agreement. MEC received proceeds of 17.6 million euros in December 2004 that is repayable in nine annual instalments of 2.5 million euros commencing January 1, 2006 until the last instalment has been made in 2014. The interest rate implicit in the arrangement is 5.2%. At December 31, 2005, $20.9 million was outstanding under this arrangement.

One of MEC’s subsidiaries, The Santa Anita Companies, Inc. (“SAC”), is party to a secured term loan facility that matures on October 7, 2007, subject to a further extension at SAC’s option to October 7, 2009. Under the facility, SAC is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at LIBOR plus 2.0% per annum. Effective November 30, 2005, MEC entered into an interest rate swap contract and fixed the rate of interest at 7.1% per annum to October 7, 2007 on a notional amount of $10.0 million. In addition, effective November 1, 2004, MEC entered into an interest rate swap contract and fixed the rate of interest at 5.4% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under this secured term loan facility. The loan facility is guaranteed by the Los Angeles Turf Club, Incorporated (“LATC”), MEC’s wholly-owned subsidiary, and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The loan contains cross-default provisions with the MEC Credit Facility and the bridge loan between MEC and the MID Lender. At December 31, 2005, $69.2 million was outstanding under this fully drawn facility.

One of MEC’s European subsidiaries has a 15.0 million euro term loan facility collateralized by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate (“EURIBOR”) plus 2% per annum. At December 31, 2005, $17.8 million was outstanding under this facility, which matures on December 15, 2006.

In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC’s option, under certain conditions on or after June 2, 2006. At December 31, 2005, all of the notes remained outstanding.

In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC’s option, under certain conditions on or after December 21, 2005. At December 31, 2005, all of the notes remained outstanding.

On November 27, 2002, contemporaneous with MEC’s acquisition of MJC, MEC granted the remaining minority interest shareholders of MJC the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2005, this obligation has been included in MEC’s long-term debt due after one year on the Company’s consolidated balance sheets.

At December 31, 2005, MEC had cash and cash equivalents of $52.0 million, bank indebtedness of $30.3 million and total shareholders’ equity and minority interest of $469.1 million. In February 2006, the MID Lender agreed to waive compliance with a financial covenant contained in the bridge loan (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC Bridge Loan”) in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC by the bank under the MEC Credit Facility. In each case, the covenant related to the EBITDA of Golden Gate Fields. Earnings in the fourth quarter at Golden Gate Fields were below expectation primarily as a result of a change in the racing calendar which resulted in six fewer live race days than planned. MEC believes that this is a situation specific to the fourth quarter of 2005 which is not expected to recur again or negatively impact financial covenant calculations at the quarter end dates remaining in the terms of these facilities. MEC was in compliance with all other debt agreements and related covenants as at December 31, 2005.

MEC believes that its current cash resources, cash flow from its racing, gaming and real estate operations as well as proceeds from the anticipated sales of real estate holdings and other assets, including The Meadows and MEC’s real estate in Palm Beach County, Florida, will be sufficient to finance MEC’s operations and its maintenance capital expenditure program during the next year. In order to implement MEC’s strategic plan, including the addition of a slots facility to Gulfstream Park and capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC’s racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC’s ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have evaluated the effectiveness of MID’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”), as of the end of the period covered by the annual filings (as defined in MI 52-109) (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, MID’s disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

MID’s management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that MID’s disclosure controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Magna has informed MID of its plan to engage in a plant rationalization as a result of significant restructuring in the global automotive industry. Magna’s rationalization plan includes six facilities currently leased from the Company, including two in North America and four in Europe. These facilities represent 602 thousand square feet of leaseable area with annualized lease payments of $2.6 million. The net book value of these facilities at December 31, 2005 was $19.7 million. Magna continues to be bound by the terms of the lease agreements with the Company regardless of its plant rationalization plan.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of long-term debt, including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2005, future payments, including interest payments, under these contractual obligations, excluding obligations between the Real Estate Business and MEC, were as follows:

(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Real Estate Business:
Mortgage obligations	$868	$868	$868	$3,655	$359	$1,936	$8,554
Debentures	13,751	13,751	13,751	13,751	13,751	309,800	378,555
Construction and development project commitments	7,744	—	—	—	—	—	7,744
	22,363	14,619	14,619	17,406	14,110	311,736	394,853

MEC:
Long-term debt	50,133	58,754	21,370	66,884	11,747	72,046	280,934
Note obligations	18,263	18,263	18,263	93,263	156,413	—	304,465
Capital lease obligations	1,320	1,452	1,452	1,452	1,452	28,512	35,640
Operating and facility leases(1)	2,717	2,423	1,972	1,156	899	1,509	10,676
Construction and development project commitments	20,100	—	—	—	—	—	20,100
Other long-term liabilities	2,254	1,868	1,613	1,293	1,036	4,808	12,872
	94,787	82,760	44,670	164,048	171,547	106,875	664,687

Consolidated	$117,150	$97,379	$59,289	$181,454	$185,657	$418,611	$1,059,540

(1)          Operating and facility lease obligations do not include contingent rental payments.

In addition to the letters of credit issued under the MID Credit Facility and MEC Credit Facility, the Company had $7.5 million (Real Estate Business – $2.9 million; MEC – $4.6 million) of letters of credit issued with various financial institutions at December 31, 2005 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various of its construction projects. As at December 31, 2005, these indemnities amounted to $4.8 million with expiration dates through 2006.

MJC is a party to an agreement (the “Maryland Operating Agreement”) with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George’s County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the “Maryland Revenue Sharing Agreement”), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004 and expired on April 30, 2005, however, both parties continue to informally operate under its terms until a new agreement can be finalized. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of

Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of MJC. MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

MEC’s racetrack and associated land under capital lease at Lone Star Park are included in the Grand Prairie Metropolitan Utility and Reclamation District (“GPMURD”). Lone Star Park entered into an agreement with GPMURD, whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. Lone Star Park incurred $1.8 million in regards to this arrangement in the year ended December 31, 2005.

MEC has a 30% equity interest in AmTote and holds an option (the “First Option”) to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing after August 22, 2003 (the date of acquisition). If MEC exercises the First Option, MEC has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing after the date of exercise of the First Option. The shareholders of AmTote also have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

For further discussion of commitments, contractual obligations and contingencies, please refer to note 24 to the consolidated financial statements and the sections entitled “SIGNIFICANT EVENTS”, “MAGNA ENTERTAINMENT CORP. – Recent Developments and Initiatives”, “MAGNA ENTERTAINMENT CORP. – MEC Results of Operations – Revenues” and “LIQUIDITY AND CAPITAL RESOURCES”.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a further understanding of these arrangements, please refer to notes 21, 23, 24 and 27 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

For a discussion of the Company’s transactions with related parties, please refer to notes 23 and 27 to the consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,742,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 14 to the consolidated financial statements.

On May 19, 2005, the Company announced that the Toronto Stock Exchange had accepted the notice filed by MID of its intention to make a normal course issuer bid for its Class A Subordinate Voting Shares through the facilities of the TSX. MID has also filed the necessary documents with applicable securities regulatory authorities to permit share purchases through the facilities of the New York Stock Exchange. Pursuant to the terms of its normal course issuer bid, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the “public float” of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

DIVIDENDS

In 2005, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2004 in the amount of $0.09 per Class A Subordinate Voting Share and Class B Share. On April 4, 2005, the Company announced that its Board of Directors has determined that the annual dividend payable to holders of the Company’s Class A Subordinate Voting Shares and Class B Shares for 2005 would be increased to $0.60 per share. Accordingly, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of each of the three-month periods ended March 31, 2005, June 30, 2005, and

September 30, 2005. Subsequent to December 31, 2005, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2005, which will be paid on April 15, 2006 to shareholders of record at the close of business on March 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

Overview

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company’s significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Real Estate Business

Long-lived Assets

The Real Estate Business’ most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value.

For properties and fixed assets not available for sale, the Real Estate Business periodically assesses whether there are indicators of impairment. If such indicators are present, the Real Estate Business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are identified by the Real Estate Business as available for sale, the carrying amount is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over estimated useful lives, which are 20 to 40 years for buildings and 10 years for parking lots and roadways.

Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations.

Lease Accounting and Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company’s leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The leases with Magna (the “Leases”) are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business’ classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may be overstated or understated.

MEC

Impairment of Intangible and Long-lived Assets

MEC’s most significant intangible assets are racing licences, which represent the value attributed to licences to conduct race meets acquired through MEC’s acquisition of racetracks. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations, less carrying charges for contributory assets assumed to be owned by third parties, is less than the carrying amount of the racing licence.

MEC’s long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such events or changes in circumstances are present, the recoverability of the long-lived assets is assessed by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

Accounting estimates related to intangibles and long-lived asset impairment assessments are “critical accounting estimates” because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC’s results of operations and financial position.

Future Income Tax Assets

At December 31, 2005, MEC had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. The realizability of MEC’s future tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC’s consolidated tax expense or recovery and on the amount of MEC’s future tax assets reported on the Company’s consolidated balance sheet.

Real Estate Business and MEC

Stock-based Compensation

The Company recognizes compensation expense for stock options granted, based upon the fair value of the options at the grant date, over the vesting period of the options as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in minority interest for MEC. The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yield, future stock price volatility and expected time until exercise. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control. Because the Company’s outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options. For further details, please refer to note 17 to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Please refer to notes 2 and 26 of the consolidated financial statements for a detailed discussion of new accounting standards which were adopted by the Company in 2005 and which have not yet been adopted due to delayed effective dates.

SELECTED ANNUAL INFORMATION AND QUARTERLY FINANCIAL DATA

(in thousands, except for per share information)

Years Ended and As At December 31,	2005	2004	2003

Revenues:
Real Estate Business	$151,134	$128,772	$116,180
MEC(1),(2)	639,334	696,084	675,449
Eliminations(3)	(7,017)	(85)	—
	$783,451	$824,771	$791,629

Net income (loss) from continuing operations:
Real Estate Business(4)	$76,435	$52,263	$29,972
MEC(2),(5),(6),(7)	(61,568)	(59,600)	(63,067)
Eliminations(3)	(7,031)	(3,046)	—
	$7,836	$(10,383)	$(33,095)

Net income (loss):
Real Estate Business(4)	$76,435	$52,263	$29,972
MEC(2),(5),(6),(7)	(62,845)	(57,717)	(62,316)
Eliminations(3)	(7,031)	(3,046)	—
	$6,559	$(8,500)	$(32,344)

Total assets:
Real Estate Business	$1,658,626	$1,654,341	$1,302,376
MEC	1,430,539	1,417,823	1,329,766
Eliminations(3)	(217,978)	(29,472)	—
	$2,871,187	$3,042,692	$2,632,142

Total debt:
Real Estate Business	$233,113	$226,046	$6,931
MEC	657,350	480,884	353,305
Eliminations(3)	(192,870)	(26,426)	—
	$697,593	$680,504	$360,236

Cash dividends declared per share	$0.54	$0.36	$—

Basic and diluted income (loss) per share from continuing operations(8)	$0.16	$(0.22)	$(1.01)

Basic and diluted income (loss) per share(8)	$0.14	$(0.18)	$(1.03)

Year Ended December 31, 2005	March 31	June 30	September 30	December 31	Total

Revenue:
Real Estate Business	$36,484	$36,217	$38,151	$40,282	$151,134
MEC(1),(2)	247,348	174,142	87,386	130,458	639,334
Eliminations(3)	(510)	(706)	(1,992)	(3,809)	(7,017)
	$283,322	$209,653	$123,545	$166,931	$783,451

Net income (loss) from continuing operations:
Real Estate Business(4)	$16,414	$22,296	$18,722	$19,003	$76,435
MEC(2),(5),(6)	(3,128)	(10,403)	(25,382)	(22,655)	(61,568)
Eliminations(3)	(433)	(3,209)	(1,934)	(1,455)	(7,031)
	$12,853	$8,684	$(8,594)	$(5,107)	$7,836

Net income (loss):
Real Estate Business(4)	$16,414	$22,296	$18,722	$19,003	$76,435
MEC(2),(5),(6),(7)	(2,799)	(15,857)	(20,502)	(23,687)	(62,845)
Eliminations(3)	(433)	(3,209)	(1,934)	(1,455)	(7,031)
	$13,182	$3,230	$(3,714)	$(6,139)	$6,559

Basic and diluted earnings (loss) per share from continuing operations	$0.26	$0.19	$(0.18)	$(0.11)	$0.16

Basic and diluted earnings (loss) per share	$0.27	$0.07	$(0.08)	$(0.13)	$0.14

Year Ended December 31, 2004	March 31	June 30	September 30	December 31	Total

Revenue:
Real Estate Business	$32,257	$31,121	$31,398	$33,996	$128,772
MEC(1),(2)	285,497	184,190	98,318	128,079	696,084
Eliminations(3)	—	—	—	(85)	(85)
	$317,754	$215,311	$129,716	$161,990	$824,771

Net income (loss) from continuing operations:
Real Estate Business(4)	$11,269	$11,905	$11,513	$17,576	$52,263
MEC(2),(5),(6)	5,769	(8,701)	(28,014)	(28,654)	(59,600)
Eliminations(3)	—	—	—	(3,046)	(3,046)
	$17,038	$3,204	$(16,501)	$(14,196)	$(10,383)

Net income (loss):
Real Estate Business(4)	$11,269	$11,905	$11,513	$17,576	$52,263
MEC(2),(5),(6)	6,252	(8,221)	(27,450)	(28,298)	(57,717)
Eliminations(3)	—	—	—	(3,046)	(3,046)
	$17,521	$3,684	$(15,937)	$(13,768)	$(8,500)

Basic and diluted earnings (loss) per share from continuing operations	$0.35	$0.07	$(0.34)	$(0.30)	$(0.22)

Basic and diluted earnings (loss) per share	$0.36	$0.08	$(0.33)	$(0.29)	$(0.18)

(1)          Excludes MEC’s discontinued operations.

(2)          Most of MEC’s racetracks operate for prescribed periods each year. As a result, MEC’s racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and opera ting results. Refer to the section entitled “MAGNA ENTERTAINMENT CORP. – Seasonality” for further details. For other factors affecting the variability in MEC’s quarterly and annual revenues and operating results, refer to the section entitled “MAGNA ENTERTAINMENT CORP. – MEC Results of Operations – Revenues”.

(3)          Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 23(a) to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)          The Real Estate Business’ results for the year ended December 31, 2005 include (i) costs incurred in association with the Company’s review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder and defence against the related litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million net of income taxes) in the first, second, third and fourth quarters, respectively, (ii) a $9.3 million gain ($5.9 million net of income taxes) and $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the second and fourth quarters, respectively, and (iii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico. The Real Estate Business’ results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs incurred in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge ($2.0 million charge in the second quarter and $0.6 million credit in the fourth quarter) resulting from changes in European tax rates.

(5)          Net income (loss) from continuing operations and net income (loss) includes (i) the impact of non-cash write-downs of MEC’s long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) recorded during the second quarter of 2004, (ii) a future tax recovery of $5.1 million ($3.0 million after related minority interest expense) due to a reduction in enacted income tax rates in Austria recorded in the second quarter of 2004, and (iii) $134.9 million ($47.9 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC’s long-lived assets recorded in 2003.

(6)          Net income (loss) from continuing operations and net income (loss) for MEC are net of minority interest and dilution and other gains.

(7)          Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC’s racing licence assets used in discontinued operations, including $12.3 million ($5.9 million after related income tax and minority interest recoveries) recorded in the second quarter and $2.7 million ($1.4 million after related income tax and minority interest recoveries) recorded in the fourth quarter, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of a subsidiary (refer to the section entitled “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets” for further details).

(8)          Loss per share for 2003 is calculated based on the Company’s results from August 30, 2003, the date from which the Company’s shares were outstanding. See note 13 to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2005. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.